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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (AMENDMENT NO. _______)(1)


                          TRANSMEDIA ASIA PACIFIC, INC.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    893764103
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

William D. Marks              with a copy to:      James D. Gradel, Esq.
2815 Eastlake Avenue E.,                           Perkins Coie LLP
Suite 100                                          1201 Third Avenue, 40th Floor
Seattle, WA  98102                                 Seattle, WA  98101
                                                   (206) 583-8888

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 15, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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                                  SCHEDULE 13D


CUSIP NO.         893764103                              PAGE   2 OF   5   PAGES
          -----------------------                             -----  -----

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William D. Marks                                          ###-##-####
           ---------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]

           ---------------------------------------------------------------------

    3      SEC USE ONLY

           ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
           ---------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

           ---------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
           ---------------------------------------------------------------------

                       7     SOLE VOTING POWER
    NUMBER OF                2,226,020
      SHARES           ---------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY
       EACH            ---------------------------------------------------------
    REPORTING          9     SOLE  DISPOSITIVE POWER
      PERSON                 2,226,020
       WITH            ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                       ---------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,226,020
           ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
           SHARES*

           ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.6%(1)
           ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
           ---------------------------------------------------------------------


--------

        (1) Percentage is based upon 29,320,381 shares of Common Stock outstanding as of August 13, 1999.


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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock ("Common Stock"), of Transmedia Asia Pacific, Inc. ("TMAP"), the principal executive office of which is located at 11 ST. James Square, London SW1Y 4LB England.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name: William D. Marks

         (b) Business address: 2815 Eastlake Avenue E., Suite 100, Seattle, WA 98102.

         (c) Mr. Marks is the President of DSS Direct Connect LLC, whose principal business is sales of communication equipment and whose business address is identified in Item 2(b) above.

         (d) During the last five years, Mr. Marks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Marks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Marks is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities were acquired pursuant to that certain Equity Purchase Agreement dated May 10, 1999 by and among DSS Direct Connect, LLC, its Members, Transmedia Europe, Inc. and Transmedia Asia Pacific, Inc., and amendments thereto (the "Agreement"). Under the Agreement, Mr. Marks transferred his membership interest in DSS Direct Connect, LLC in exchange for common stock in Transmedia Europe, Inc. and Transmedia Asia Pacific, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares referred to in Item 5 were acquired for investment purposes.

         Mr. Marks has no present plans or intentions that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TMAP or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of TMAP or any of its subsidiaries; (c) any change in TMAP's present Board of Directors or management;
(d) any material change in the present capitalization or dividend policy of TMAP; (e) any material change in TMAP's business, corporate structure, charter or bylaws; (f) any change which would impede the acquisition of control of TMAP by any person; (g) the cessation of NASDAQ trading for TMAP Common Stock or termination of registration pursuant to Section 12(g)(4) of the Act; or (h) any action similar to those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Marks beneficially owns 2,226,020 shares of Common Stock of TMAP Corporation. Mr. Marks' aggregate beneficial ownership represents approximately 7.6% of Common Stock of TMAP Corporation, based on 29,320,381 shares of Common Stock outstanding as of August 13, 1999.

         (b)  Sole voting power:                 2,226,020

              Shared voting power                        0

              Sole dispositive power:            2,226,020

              Shared dispositive power:                  0

         (c) Except as reported herein, during the past sixty days, Mr. Marks has not effected any transaction in the Common Stock of TMAP Corporation.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        September 24, 1999               By:        /s/ William D. Marks
-----------------------------------          -----------------------------------
               Date                                        Signature


                                             -----------------------------------
                                                       William D. Marks
                                                             Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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